Mail Stop 3561

                                                           March 26, 2018

Via E-mail
John Venners
Principal Executive Officer
Northsight Capital, Inc.
7580 E Gray Rd., Suite 103
Scottsdale, AZ 85260

       Re:    Northsight Capital, Inc.
              Amendment No. 3 to
              Registration Statement on Form S-1
              Filed March 21, 2018
              File No. 333-216863

Dear Mr. Venners:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Financial Statements, page F-40

1. We note that the financial statements provided for Crush Mobile, LLC are unaudited for all periods presented. Considering that the acquisition was completed on January 8,
       2018, tell us how you considered the guidance in Rule 8-04 of Regulation S-X in evaluating the significance of your acquisition and the requirement of audited financial statements.
 John Venners
Northsight Capital, Inc.
March 26, 2018
Page 2

      You may contact Joanna Lam, Staff Accountant, at (202) 551-3476 or
Nasreen
Mohammed, Assistant Chief Accountant, at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202)
551-3269 or Brigitte Lippmann at (202) 551-3713 if you have any other questions.


                                                          Sincerely,

                                                          /s/ Brigitte Lippmann
(for)

                                                          John Reynolds
                                                          Assistant Director
                                                          Office of Beverages,
                                                          Apparel and Mining


cc:   John G. Nossiff, Esq.
      The Nossiff Law Firm, LLP